BY SEDAR+

Board Diversity Commitment

(Montreal, April 23, 2024) The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) hereby re-affirms an emphasizes its commitment to promoting diversity on the Board.  Accordingly, the Board has revised its Policy regarding Diversity of the Board of Directors to formally include therein the Corporation’s firm commitment to add at least one racially or ethnically diverse director to the Board at or prior to its 2025 annual meeting of shareholders.

A copy of the Corporation’s updated Policy regarding Diversity of the Board of Directors is attached hereto and is also available on our website https://osiskogr.com/en/governance-2/policies/.

OSISKO GOLD ROYALTIES LTD

POLICY REGARDING THE DIVERSITY OF THE BOARD OF DIRECTORS

OBJECTIVE AND SCOPE

Osisko Gold Royalties Ltd (the "Corporation") is of the view that Board candidate selection should be based on merit and remains committed to selecting the best person to fulfill this role. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and also acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board.

The purpose of this policy regarding diversity on the Board of Directors (the "Policy") is to communicate the importance the Corporation places on the diversity of its Board of Directors.

DEFINITION

"Aboriginal peoples" means persons who are First Nation, Inuit or Métis.

"Designated Groups" means women, Aboriginal peoples, persons with disabilities and Members of Visible Minorities.

"Diversity" means any dimension that can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences in certain characteristics, including, without limitation, professional experience, skills, geographic background, age, gender, religion, marital status, ethnicity, First Nation peoples, abilities and disabilities and other characteristics of the communities in which the Corporation operates.

"Members of Visible Minorities" means persons, other than Aboriginal peoples, who are non-Caucasian in race or non-white in colour.

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GENERAL AND PRINCIPLES

The Corporation believes that diversity enriches discussions among directors and better reflects the Corporation's relationship with all of its stakeholders. Furthermore, the Corporation believes that promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the Board without focusing on a single diversity characteristic and, accordingly has not adopted specific Board diversity goals other than the gender representation target. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

  Ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to fulfill the Board's responsibility for oversight, for the conduct of its business and the orientation of its development;
  Seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects;
  To the extent practicable, seeking directors who represent gender Diversity, members of the Designated Groups, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

SPECIFIC TARGET

The Board aspires to have female directors comprise not less than 40% of the members the Board. In order to achieve this goal, the Governance and Nomination Committee shall:

  maintain a short list of potential candidates for election to the Board of Directors which list shall include parity between men and women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations.
  periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and
  in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

The Board also commits to add at least one racially or ethnically diverse Director at or prior to the 2025 annual meeting of shareholders.

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When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board's needs based on the above criteria. These selection criteria are reviewed periodically.

ASSOCIATED COMPANIES

The Corporation will encourage companies in which it has significant investment to adopt a policy regarding diversity on the board of directors similar to the foregoing Policy.

POLICY REVIEW

The Policy regarding the Diversity of the Board of Directors will be reviewed annually by the Governance and Nomination Committee.

This Policy was adopted by the Board of Directors on March 30, 2016 and was last reviewed and amended on April 22, 2024.